185 International Drive Portsmouth, New Hampshire 03801 (800) 225.1560

December 29, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprague Resources LP

Registration Statement on Form S-3

Filed November 12, 2014

File No. 333-200148

Form 10-K for Fiscal Year Ended

December 31, 2013

Filed March 27, 2014

Response Dated December 12, 2014

File No. 1-36137

Ladies and Gentlemen:

Set forth below are the responses of Sprague Resources LP (the “Partnership,” “we,” “us” or “our”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2014 with respect to the registration statement on Form S-3, filed by the Partnership on November 12, 2014 (the “Registration Statement”), the annual report on Form 10-K for the fiscal year ended December 31, 2013, filed by the Partnership on March 27, 2014 (the “Annual Report”), and the response letter submitted on December 12, 2014 (the “Response Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Annual Report unless otherwise specified.

Securities and Exchange Commission December 29, 2014 Page 2

Registration Statement on Form S-3

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response:

We acknowledge the Staff’s comment and understand that the Staff will not be able to accelerate the effectiveness of the Registration Statement until we have cleared all comments on our periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Gross Margin, page 43

2. We note from your response to comment 2 in our letter dated December 3, 2014 that you will make clear that “Cost of products sold” excludes depreciation and amortization and that you will remove the “Gross margin” subtotal appearing in your financial statements and “Selected Financial Data” in future filings. Please also tell us whether and how you will address the presentation and discussion of gross margin included in the various tables in Management’s Discussion and Analysis.

Response:

We acknowledge the Staff’s comment and respectfully submit that in future filings we will delete all references to gross margin in our presentation and discussion in the various tables in Management’s Discussion and Analysis of Financial Condition and Results of Operations. We will continue to include adjusted gross margin in our presentation and discussion in the various tables in Management’s Discussion and Analysis of Financial Condition and Results of Operations as adjusted gross margin is a non-GAAP financial measure used by our management to assist in the review of our financial conditions and results of operations. We will modify the definition of adjusted gross margin by deleting the reference to gross margin and by clarifying that cost of products sold does not include depreciation and amortization.

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Securities and Exchange Commission December 29, 2014 Page 3

Please direct any questions that you have with respect to the foregoing to Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

Sprague Resources LP

By:	Sprague Resources GP LLC, its general partner

By:	/s/ Gary A. Rinaldi
Name:	Gary A. Rinaldi
Title:	Senior Vice President, Chief Operating Officer and Chief Financial Officer

Cc:	Parhaum J. Hamidi (Securities and Exchange Commission)
Jennifer O’Brien (Securities and Exchange Commission)
Kimberly Calder (Securities and Exchange Commission)
David C. Glendon (Sprague Resources LP)
Gary Rinaldi (Sprague Resources LP)
Adorys Velazquez (Vinson & Elkins L.L.P.)
Catherine Gallagher (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)